UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ClearSign Technologies Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

185064102
(CUSIP Number)

Robert T. Hoffman Sr. c/o clirSPV LLC 119 Warren Avenue, 3rd Floor Spring Lake NJ 07762. (732) 282-0743
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185064102	13D	Page 1 of 9 Pages

1	NAMES OF REPORTING PERSONS
clirSPV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,189,857

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,189,857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,189,857

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Delaware limited liability company)

CUSIP No. 185064102	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
GPclirSPV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,189,857

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,189,857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,189,857

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Delaware limited liability company)

CUSIP No. 185064102	13D	Page 3 of 9 Page

1	NAMES OF REPORTING PERSONS
Robert T. Hoffman Sr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
310,172

	8	SHARED VOTING POWER
6,189,857

	9	SOLE DISPOSITIVE POWER
310,172

	10	SHARED DISPOSITIVE POWER
6,189,857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,500,029

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 185064102	13D	Page 4 of 9 Page

1	NAMES OF REPORTING PERSONS
Princeton Opportunity Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,189,857

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,189,857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,189,857

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Delaware limited liability company)

CUSIP No. 185064102	13D	Page 5 of 9 Page

This Amendment No. 3 (the "Amendment") relating to shares of common stock, par value $0.0001 per share (the "Common Stock"), issued by ClearSign Technologies Corporation (the "Company") is filed to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons on July 30, 2018, as amended on October 7, 2020 and July 15, 2022 (as so amended, the "Schedule 13D").

Item 3.  Source or Amount of Funds or Other Consideration.
The responses to Item 3 contained in the Reporting Persons initial and subsequent filings on Schedule 13D are incorporated herein by this reference.
In connection with a private placement of Common Stock pursuant to a Stock Purchase Agreement dated July 12, 2018, the Company granted to clirSPV LLC a right to purchase certain new equity securities that the Company sells for the purpose of raising capital on terms and conditions no different from those offered to other purchasers (the "Participation Right") so that it could maintain a 19.99% percentage ownership of the Common Stock (the "Percentage Ownership"). Because certain elements of the Participation Right, such as the notice provisions, were not compatible with raising capital in a public offering, in a written waiver dated May 26, 2022 (the "May 26, 2022 Waiver"), clirSPV LLC waived its right to exercise the Participation Right in connection with the public offerings of the Company including the one completed on June 1, 2022. In lieu of participating in that offering or subsequent public offerings, the Company granted a purchase right to clirSPV LLC.  That purchase right enabled clirSPV LLC to purchase from the Company, at the price sold to investors in the offering, unregistered shares of Common Stock in a number that would allow it to maintain or regain its Percentage Ownership.
In the May 26, 2022 Waiver, clirSPV LLC waived for the duration of the Participation Right (i) its right to advance notice of any future registered offering of New Securities (other than any Excluded Securities) made pursuant to a registration statement on Form S-1 or Form S-3, including any related concurrent private placement (a "Future Offering"), and (ii) the requirement that the proposed issuance date be at least 20 days from the date of such notice for a Future Offering.
The May 6, 2022 Waiver further provided that, on the date that the number of new Equity Securities to be sold in a Future Offering and the price per New Security is determined, the Company must notify clirVPV LLC of that information and the Company must sell to the clirSPV LLC, if clirSPV LLC notifies the Company on or before the thirtieth (30th) calendar day after the final closing of such Future Offering (the "Offering Response Date") of its intention to purchase, a number of unregistered shares of the Common Stock not in excess of an amount sufficient to maintain or reobtain the Investor's ownership percentage of 19.99% of outstanding Common Stock; provided, however, that the Investor's purchase shall be completed within six (6) Business Days after the Offering Response Date.
In addition, the May 26, 2022 Waiver provides that the Participation Right may be extended from December 31, 2023 to such date that the holders of two-thirds of the outstanding units of the clirSPV LLC agree (the "Investor Holder Consent") to extend such holder's existing agreement that he/she/it will have no right to force a redemption of his/her/its interests in clirSPV LLC (the "Participation Right Extension Date"); provided, however, that clirSPV LLC must provide written notice to the Company of the Investor Holder Consent prior to December 31, 2023 and the Participation Right shall in no event extend beyond June 30, 2027.
Pursuant to the May 26, 2022 Waiver, members of clirSPV holding in excess of two-thirds of the outstanding units voted to extend such holders’ existing agreement that he/she/it will have no right to force a redemption of his/her/its interests in clirSPV LLC to December 31, 2024 (the “Participation Right Extension Date”).  Among those not voting in factor of such Participation Right Extension Date, members holding 18% of the outstanding units elected to receive a distribution of their portion of the Common Stock of the Company held by clirSPV.  Pursuant to the exercise of this right, clirSPV LLC distributed to such members 1,269,705 shares of Common Stock  on February 1, 2024.  The Participation Right Extension Date in no way limits the right of the clirSPV to sell at its discretion Common Stock of the Company held by it.
Item 4.  Purpose of Transaction.

The responses to Item 4 contained in the Reporting Persons initial filing on Schedule 13D are incorporated herein by this reference.

CUSIP No. 185064102	13D	Page 6 of 9 Page

Item 5.  Interest in Securities of ClearSign.
(a) - (b)
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 37,941,475 shares of Common Stock outstanding following the closing of clirSPV LLC's purchase of the Purchase Right Shares.
					Sole	Shared
				Shared	power to	power to
				power to	dispose or	dispose or
	Amount			vote or to	to direct	to direct
	beneficially		Sole power to vote	direct the	the	the
Reporting Person	owned	Percent of class	or to direct the vote	vote	disposition	disposition

clirSPV LLC	6,189,857	16.1%	0	6,189,857	0	6,189,857
GPclirSPV LLC	6,189,857	16.1%	0	6,189,857	0	6,189,857
Robert T. Hoffman Sr.	6,500,029	16.8%	310,172	6,189,857	310,172	6,189,857
Princeton Opportunity Management, LLC	6,189,857	16.1%	0	6,189,857	0	6,189,857
clirSPV LLC is the record holder of 6,189,857 shares of Common Stock.
Robert T. Hoffman Sr. is the Managing Member of GPclirSPV LLC, which is the Manager of clirSPV LLC. Robert T. Hoffman Sr. is the Manager of Princeton Opportunity Management LLC, which has an Investment Management Agreement with clirSPV LLC and shares the power to vote the securities beneficially owned by clirSPV LLC. As such, each of GPclirSPV LLC, Robert T. Hoffman and Princeton Opportunity Management LLC may be deemed to have or share beneficial ownership of the shares of Common Stock held directly by clirSPV LLC.

CUSIP No. 185064102	13D	Page 7 of 9 Page

Robert T. Hoffman Sr. has (i) a self-directed retirement account that holds 110,519 shares of Common Stock of the Company, and (ii) 13,153 shares of Common Stock he received for service on the Board of Directors of the Company.  Robert T. Hoffman Sr also holds (i) options to purchase 186,500 shares of Common Stock of the Company and (ii) Restricted Stock Units with respect to 203,903 shares of Common Stock that are not vested. Given the reduction in the Common Stock held by clirSPV, the options  and RSU’s are not currently affected by the agreement of Robert T. Hoffman Sr made on June 1, 2022, in connection with the Participation Right, that as an Affiliate of clirSPV, LLC Robert T. Hoffman Sr would not have the right to acquire any shares of Common Stock from the Company, including upon the exercise of stock options, to the extent that such issuance, when aggregated with any other Common Stock beneficially owned by him, clirSPV LLC and their Affiliates and any other Persons (as defined in the Agreement) or entities whose beneficial ownership of Common Stock would be aggregated with clirSPV LLC's for purposes of Section 13(d) of the Exchange Act (as defined in the Agreement) (including any shares held by any "group" of which the SPV is a member), would result in a "change of control" of the Company within the meaning of Nasdaq Listing Rule 5635(b), except that such limitation will not apply in the event that the Company obtains all necessary shareholder approvals for such issuance in accordance with the Nasdaq Listing Rules.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in Common Stock.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 185064102	13D	Page 8 of 9 Page

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2024

CLIRSPV LLC

By:	/s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.
Title: Manager

GPCLIRSPV LLC

By:	/s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.
Title: Manager

By:	/s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.

PRINCETON OPPORTUNITY MANAGEMENT LLC

By:	/s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.
Title: Manager

CUSIP No. 185064102	13D	Page 9 of 9 Page

SCHEDULE A
The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is 119 Warren Avenue, 3rd Floor, Spring Lake NJ 07762 .
CLIRSPV LLC
Name	Manager

	Present Principal Occupation or Employment	Citizenship/Place of Organization
GPclirSPV LLC	Manager of clirSPV LLC	Delaware
Princeton Opportunity Management LLC	Investment Manager pursuant to Investment Management Agreement	Delaware

GPCLIRSPV LLC

Robert T. Hoffman Sr.	Manager of GPclirSPV LLC	United States

PRINCETON OPPORTUNITY MANAGEMENT LLC

Robert T. Hoffman Sr.	Manager of GPclirSPV LLC	United States